April 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg and Dietrich King

Re: Zoomcar Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 19, 2024

File No. 333-276859

Ladies and Gentlemen:

Zoomcar Holdings, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated April 9, 2024 (the “Letter”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed on March 19, 2024. For ease of reference, we have set forth the Staff comment below in bold, followed by the Company’s response.

1.	Please amend your filing to add pro forma income statements for the year ended March 31, 2023 and the nine months ended December 31, 2023 as if the merger took place at the beginning of the latest fiscal year (March 31, 2022). In this regard, we note the consolidated entity’s interim income statement only reflects the operations of Innovative’ s results for the last three days of the period. For reference, please refer to Rule 11-02(c)(2)(i) of Regulation S-X.

Response: For the reasons set forth below, we respectfully advise that, based on the rules and guidance we have reviewed, we do not believe that the Company is required to include pro forma income statements for the year ended March 31, 2023 or the nine months ended December 31, 2023. We note the following:

•	The business combination between Zoomcar, Inc. and Innovative International Acquisition Corp. (“Innovative”), which was consummated on December 28, 2023, was accounted for as a reverse recapitalization (i.e., Zoomcar, Inc. was determined to be the accounting acquirer). The fiscal year end of Innovative was December 31; the fiscal year end of the Company is March 31.

•	The Form 8-K filed by the Company on January 4, 2024 (the “Form 8-K”) included as Exhibit 99.2 unaudited pro forma condensed combined financial information of the Company as of September 30, 2023. The historical financial information of Innovative included in the pro forma balance sheet and statement of operations was derived from the audited financial statements of Innovative as of December 31, 2022, as well as the unaudited financial statements of Innovative as of March 31, 2023, and September 30, 2023. The historical financial information of the Company included in the pro forma balance sheet and statement of operations was derived from the audited financial statements of the Company as of March 31, 2023, and the unaudited financial statements as of September 30, 2023.

•	The Company filed its first post-business combination Quarterly Report on Form 10-Q with the SEC on February 14, 2024 (the “Form 10-Q”), relating to the period ended December 31, 2023. By reason of the business combination being treated as a reverse recapitalization, certain items in the financial statements included in the Form 10-Q were retrospectively adjusted to reflect the business combination.

•	The Company filed Amendment No. 1 to its Registration Statement on Form S-1 on March 19, 2024. The amended Registration Statement included audited financial statements of the Company for the fiscal year ended March 31, 2023 and unaudited statements of operations for the three and nine month periods ended December 31, 2023 recast to reflect the accounting for reverse recapitalization. The Registration Statement did not relate to the business combination transaction, but instead to the resale of securities held by certain security holders of the Company.

The Staff comment refers to Rule 11-02(c)(2)(i) of Regulation S-X, which appears to relate to the periods to be presented once it has been determined that pro forma financial statements is required). In order to determine whether pro forma financial information is required, we have reviewed the following guidance:

•	Section 3110.1 of the SEC Division of Corporation Finance Financial Reporting Manual (“FRM”) provides that “Pro forma financial information is required if a significant business combination has occurred in the latest fiscal year or subsequent interim period, or it is probable (see Section 2005.4). This includes any transaction or event that results in the registrant obtaining control over another entity. See Topic 2 for definition of a business and tests of significance. Pro forma presentation is not required if the transaction is already fully reflected in historical statements as a reorganization.”

•	Section 3110.1 of the FRM provides that “Pro forma financial statements are not required for individually insignificant businesses unless they are significant in the aggregate at over the 50% level.”

•	Section 3160.1 of the FRM provides that "Pro forma financial information is required if events or transactions have occurred or are probable for which disclosure of pro forma financial information would be material to investors, such as [examples omitted].”

Applying the foregoing guidance to the analysis of the requirement for the Company to include pro forma income statements in the Registration Statement, we note the following:

•	Significance is the hallmark of the requirement for a company to prepare and present pro forma financial statements with respect to an acquisition. As we understand, significant means that a measure represents above 20% on any of the three significance tests described in Regulation S-X, including the income test. We are of the view that the acquisition by the Company. was not significant and that disclosure of pro forma income statements for the fiscal year ended March 31, 2023 and the period ended December 31, 2023 would not be material to investors. We note that Innovative disclosed in its Quarterly Report on Form 10-Q for the period ended September 30, 2023 (and the Company. disclosed in its initial filing on Form S-1, filed on February 5, 2024), a net loss of $785,898 for the three months ended September 30, 2023 and a net loss of $1,244,689 for the six months ended September 30, 2023. By way of contrast, the Company reported a net loss of $41,183,419 for the six months ended September 30, 2023. In view of the substantial operating losses of the Company and the significantly lesser operating losses of Innovative, it would not appear that the financial performance of Innovative was significant or that presentation of pro forma income statements would provide meaningful information to investors.

•	As mentioned, the Form 8-K filed by the Company on January 4, 2024 included as Exhibit 99.2 an unaudited pro forma condensed combined balance sheet as at September 30, 2023 and pro forma condensed combined statements of operations of the Company for the six month period ended September 30, 2023. Investors have therefore been able to review pro forma information reflecting the business combination though such periods. Given the relative insignificance of Innovative to the Company, we do not believe investors would derive any meaningful information from a requirement that the Company now provide pro forma income statements for the year ended March 31, 2023 and the nine months ended December 31, 2023 in its Form S-1.

•	FRM Section 3110.1 provides that pro forma presentation is not required if the transaction is already fully reflected in historical statements as a reorganization. The Company filed its amended Registration Statement with the SEC on March 19, 2024 and filed its Form 10-Q for the period ended December 31, 2023 with the SEC on February 14, 2023. These filings include December 31, 2023 financial statements of the combined company (following the consummation of the business combination) and the Company has, in those filings, retroactively adjusted the prior period (i.e., March 2023). Further the Company has determined that the presentation of the proforma income statement at December 31, 2023 would not provide any meaningful insight since there is no material transaction to present which has not otherwise been included in the historical financial statement of the Company. Investors seeking information with respect to the consolidated entity therefore have such information readily available in the December 31, 2023 financial statements of the Company.

For the reasons set forth above, we are of the view that a presentation of pro forma income statements for the year ended March 31, 2023 and the nine months ended December 31, 2023 would not be consistent with prior SEC guidance and would not be material to investors.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our interim Chief Financial Officer, Sachin Gupta, at #91 9987323444.

Very truly yours,

Zoomcar Holdings, Inc.

By:	/s/ Greg Moran
Name:	Greg Moran
Title:	Chief Executive Officer